UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2017

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 11, 2017, Concordia International Corp. released its second quarter 2017 results. In conjunction with this release Concordia International Corp. is filing the following exhibits:

Exhibit 99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2017.

Exhibit 99.2	Unaudited Condensed Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2017.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Concordia International Corp.’s Registration Statement on Form F-10 (Registration No. 333-205596).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ David Price
	Name:	David Price
	Title:	Chief Financial Officer

Date: August 11, 2017

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2017.

Exhibit 99.2	Unaudited Condensed Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2017.